

Mail Stop 3233

January 17, 2017

Via E-Mail
Jay Sugarman
Chief Executive Officer
Safety Income and Growth REIT, Inc.
1114 Avenue of the Americas
New York, New York 10036

> **Re:** **Safety Income and Growth REIT, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-11**
> **Submitted December 23, 2016**
> **CIK No. 0001688852**

Dear Mr. Sugarman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Certain Defined Terms

1. We note your response to comment 4. Please tell us whether you intend to disclose the Combined Property Value for your properties on an individual or aggregate basis.

Prospectus Summary

Underlying Property and Tenant Information, page 7

2. We note your disclosure in footnote 3 that the Underlying Property NOI for One Ally Center represents stabilized net operating income once rent abatement periods have ended, based on lease contracts in place. We also note your disclosure in footnote 7 that

Underlying Property NOI for the NASA/JPSS Headquarters does not reflect $0.8 of rent concessions given by your GNL tenant to one of its subtenants for the period from June 1, 2016 through August 31, 2016. Please explain to us why you have excluded these rent abatements and concessions from your Underlying Property NOI calculations for these two properties.

Conflicts of Interest, page 15

3. We note your response to comment 6. Please also provide disclosure regarding whether joint ventures between you and iStar and its affiliates are contemplated.

Risk Factors

We typically agree to grant certain mortgagee protections to a permitted leasehold mortgagee . . ., page 27

4. Please revise to clarify here or elsewhere which of your ground net leases are subject to leasehold mortgagees.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Nine Months Ended September 30, 2016 compared to the Nine Months Ended September 30, 2015

Revenues, page 68

5. We note your disclosure on page 68 that your operating lease income increased during the nine months ended September 30, 2016 as compared to the same period in 2015, which you state is partially the result of an increase in lease income at one of your hotel properties due to a lease amendment executed on September 30, 2016. Please expand your disclosure to explain why this amendment, executed on September 30, 2016, would impact lease income for the nine month period ended September 30, 2016. Please also tell us how frequently you have entered into, and intend to enter into, amendments to your ground net leases, given their long-term nature.

Our Initial Portfolio, page 87

6. We continue to review your response to comment 10. We may have further comments.

Certain Relationships and Related Transactions

Formation Transactions, page 135

7. We note your response to comment 17 and your disclosure on page 135 that "[o]n December 1, 2016, iStar contributed 100% of its interests in its subsidiary entities that own, directly or indirectly, the 12 properties comprising our initial portfolio to us." Please expand your disclosure to describe how the 12 properties comprising your initial portfolio were valued. Please also describe the material terms of the agreement that effectuated the contribution to you of the interests in iStar's entities that own, directly or indirectly, the 12 properties comprising your initial portfolio.

Structure and Formation of Our Company

Formation Transactions, page 138

8. We note your response to comment 20. We further note that the $170 million distribution by you to iStar is for consideration of the initial portfolio and will be used by iStar to repay the iStar credit facility. Please revise your disclosure to clarify the connection between the iStar credit facility and your initial portfolio, if any. Please also explain why the $170 million distribution by you to iStar will be paid in part by the proceeds of the concurrent iStar placement to iStar.

Conflict of Interest Policies, page 142

9. We note your revised disclosure that conflicts may exist in pursuing transactions that could be structured as either a GNL or as another type of transaction that is within iStar's investment focus. Please revise to clarify whether the exclusivity agreement with iStar will cover such transactions. If the exclusivity agreement will not cover such transactions, please state whether there is any formal policy between you and iStar to govern such transactions.

Safety Income and Growth REIT, Inc. Predecessor

Notes to Combined Financial Statements

Note 5 – Deferred Expenses and Other Assets, Net, page F-12

10. Please revise your disclosures to provide a more robust discussion about the transaction resulting in the recognition of the lease incentive. Your expanded disclosures should discuss the unique terms, highlight the nuances of the transaction, and should also discuss the accounting conclusions reached thereon.

Note 7 – Risk Management

11. Your response to comment 22 appears to only address ground net leases. Based on the information within your filing, it appears your largest tenant concentration relates to the master lease with HLT Operate DTWC LLC covering five hotel properties. Please revise to include financial statements for this significant lessee or tell us why you believe such financial statements are not required. In addition, please quantify for us your tenant concentrations on an asset basis.

12. We continue to review your response to comment 22 as it relates to your ground net lease analysis. We may have further comments.

Exhibit Index, page II-7

13. Please file the agreement that effectuated the contribution to you of the interests in iStar's entities that own, directly or indirectly, the 12 properties comprising your initial portfolio. Please see Item 601 of Regulation S-K.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Wilson Lee, Staff Accountant, at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Kathleen L. Werner, Esq. (Via E-Mail)
        Clifford Chance US LLP